Filed by Colombier Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Colombier Acquisition Corp.

Commission File No. 001-40457

Date: May 30, 2023

Ingraham Angle – Interview with Laura Ingraham and Omeed Malik

Ingraham Angle/FOX News

May 26, 2023

Laura Ingraham: Joining me now is Omeed Malik, who is the founder and CEO at Farvahar Partners. Omeed, great to see you tonight. Now on the Angle, I mentioned how we’re starting to win this fight against the big corporations that have decided to fully embrace left-wing gender and race ideology and DEI, all that nonsense. And you are at the forefront of demonstrating how much consumer power most of America has against these trends that are just wildly unpopular, especially with parents. What do we need to know tonight about where we stand on this?

Omeed Malik: It’s exactly what you said, let’s put a finer point on it, some numbers. Red America represents the third largest economy in the world by GDP. And it’s been ignored and alienated for over 15 years. So, the first step is to recognize that spending power you’re pointing out. And the second step, which we haven’t done until very recently, is do something about it. So yes, so as you know, this has become my life’s work to try to work on alternatives in the private sector for Americans that feel disenfranchised, and providing them solutions. Well, all we’ve had until now are people whining and boycotting, but ultimately, the money ends up flowing back. This has been a reckoning over the past few weeks, you had $20 billion wiped off Bud Light’s market cap, $8 billion off Target over just the last week. But now there’s a beneficiary in particular, one of the things I’m working on is taking a company called PublicSq. public, which is a patriotic digital marketplace that combines the buyers and sellers that want America to be the way that it always has been. And basically what’s happened right now in less than a year since it’s been national, I think I told you this earlier, it’s the number two most downloaded shopping app.

Laura Ingraham: I saw that.

Omeed Malik: On the App Store. It’s just phenomenal, extraordinary, Laura, extraordinary.

Laura Ingraham: What’s wild is that my kids, I don’t know what the heck they’re buying, they’re going on Amazon. Like I don’t even know if I have the app on one of my devices we’re looking at. And then I saw PublicSq., I saw your app. And I said, how was this like – it came up, I think it came up before Amazon. Maria will tell me, she’s not here right now.

Omeed Malik: It’s ahead –

Laura Ingraham: Yes, it’s wild. So, people are desperate to kind of stick a finger in the eye of those who insult them every day and say, you know, let’s support people that actually share at least a modicum of our values. Is that what’s happening?

Omeed Malik: That’s exactly what’s happening. Because before what would happen is, you would maybe have a boycott briefly, but there were no private solutions to it. And so the elegance of PublicSq., as kind of this foundation for this parallel patriotic economy, is that we’re letting people find each other, which is why an exchange is like the most elegant first product to start with. And that’s exactly what’s happening. You and I have talked a lot about economic prosperity and some of the philosophies that are put forth by the politicians. But before you get there, you have to have economic liberty, which is what I’m most interested in. And I think that that’s what I’m focused on is ensuring economic liberty and freedom because they not only have co-opted institutions, but they’re using the private sector against us. And so funding companies like PublicSq., and generally, I think, three buckets of this economy where we’re going to be able to win is one, bucket one is this replication economy where you’re going to have products for the other half of America, the 100 million Americans that don’t have any. Public Square is the tip of the spear there. Number two is, as you pointed out, in your monologue, this theme of deglobalization, right? It’s only gone one way for 20 years. Now, after COVID, we’re recognizing that our –

Laura Ingraham: Bring it home.

Omeed Malik: Biggest geopolitical foe – probably shouldn’t make everything for us, I don’t know, it seems like a novel idea. So, we need to bring manufacturing home, we need to start mining our own rare earth minerals here, not have the lithium market cornered by China or –

Laura Ingraham: Are you surprised, Omeed. Omeed, sorry to interrupt, but we’re almost out of time. But are you surprised that at the event with DeSantis, so little time, almost no time devoted to the economy, which is the number one issue for Americans across every political persuasion and ethnicity?

Omeed Malik: Yes, I agree, it is. And it’s on these topics that you’ll probably get in with Robert Kennedy Jr. too, who we both know is also really into this. The Bill of Rights is now something we have to worry about in the private sector. I think the economy is huge. I will say free speech, that’s the hallmark of the DeSantis campaign. So, I understand why they wanted to focus on some of those issues. But in order to win, as you pointed out, you really need to bring it back here. And again, the third bucket I’ll close with for you, Laura, is products that are still great businesses, but have been disenfranchised by this ESG cult, that’s effectively anti-American. So, think of fossil fuels and other productive businesses that cannot even get financing. So, it’s actually harming our national security. We need to finance those as well. So again, I’m going to remind your viewers, it’s about economic liberty. It’s only with economic liberty that we can have prosperity.

Laura Ingraham: Yes, otherwise the banks will shut you down, the credit card companies and all the rest and that cannot be allowed to happen. Omeed, solutions oriented. Great to see you tonight.

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Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”), Colombier Acquisition Corp. (“Colombier”) has filed a registration statement on Form S-4 (as may be amended or supplemented from time to time, the “Form S-4” or the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement and a prospectus in connection with the Proposed Transaction. STOCKHOLDERS OF COLOMBIER ARE ADVISED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE PROPOSED TRANSACTION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE PROPOSED TRANSACTION. When available, the definitive proxy statement and other relevant documents will be mailed to the stockholders of Colombier as of a record date to be established for voting on the Proposed Transaction. Stockholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement and other documents filed by Colombier with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

Colombier’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Colombier Acquisition Corp., 214 Brazilian Avenue, Suite 200-J, Palm Beach, FL 33480; e-mail: IRCLBR@longacresquare.com. These documents, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Colombier, PSQ Holdings, Inc. (“PublicSq.”) and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Colombier’s stockholders in connection with the Proposed Transaction. Colombier’s stockholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Colombier executive officers and directors in the solicitation by reading Colombier’s final prospectus filed with the SEC on June 9, 2021 in connection with Colombier’s initial public offering (“IPO”), Colombier’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 24, 2023 and Colombier’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction, which may, in some cases, be different from those of stockholders generally, will be set forth in the Registration Statement relating to the Proposed Transaction when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended or an exemption therefrom.

Forward-Looking Statements

This communication may contain forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding PublicSq. and the Proposed Transaction and the future held by the respective management teams of Colombier or PublicSq., the anticipated benefits and the anticipated timing of the Proposed Transaction, future financial condition and performance of PublicSq. and expected financial impacts of the Proposed Transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Proposed Transaction, financing transactions, if any, related to the Proposed Transaction, the level of redemptions of Colombier’s public stockholders and the products and markets and expected future performance and market opportunities of PublicSq. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, without limitation: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Colombier’s securities, (ii) the risk that the Proposed Transaction may not be completed by Colombier’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Colombier, (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including, among others, the condition that Colombier has cash or cash equivalents of at least $33 million (subject to reduction for (x) transaction expenses of Colombier and PublicSq., up to an aggregate of $15 million, and (y) the aggregate amount of any additional private financing transactions by PublicSq. consummated prior to closing in accordance with the terms of the Merger Agreement (as defined below)), and the requirement that the definitive agreement related to the business combination between Colombier and PublicSq. (the “Merger Agreement”) and the transactions contemplated thereby be approved by the stockholders of Colombier and by the stockholders of PublicSq., respectively, (iv) the failure to obtain regulatory approvals, as applicable, required to consummate the Proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the Proposed Transaction on PublicSq.’s business relationships, operating results, and business generally, (vii) risks that the Proposed Transaction disrupts current plans and operations of PublicSq., (viii) the outcome of any legal proceedings that may be instituted against PublicSq. or against Colombier related to the Merger Agreement or the Proposed Transaction, (ix) the ability to maintain the listing of Colombier’s securities on a national securities exchange, (x) changes in the competitive market in which PublicSq. operates, variations in performance across competitors, changes in laws and regulations affecting PublicSq.’s business and changes in the combined capital structure, (xi) the ability to implement business plans, growth, marketplace and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities, (xiii) the potential inability of PublicSq. to achieve its business and customer growth and technical development plans, (xiv) the ability of PublicSq. to enforce its current or future intellectual property, including patents and trademarks, along with potential claims of infringement by PublicSq. of the intellectual property rights of others, (xv) risk of loss of key influencers, media outlets and promoters of PublicSq.’s business or a loss of reputation of PublicSq. or reduced interest in the mission and values of PublicSq. and the segment of the consumer marketplace it intends to serve and (xvi) the risk of economic downturn, increased competition, a changing regulatory landscape and related impacts that could occur in the highly competitive consumer marketplace, both online and through “bricks and mortar” operations. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of Colombier’s IPO Prospectus, Colombier’s Annual Report on Form 10-K filed for the year ended December 31, 2022, as filed with the SEC on March 24, 2023 and subsequent periodic reports filed by Colombier with the SEC, the Registration Statement and other documents filed or to be filed by Colombier from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither PublicSq. nor Colombier assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither PublicSq. nor Colombier gives any assurance that either PublicSq. or Colombier, or the combined company, will achieve its expectations.

Information Sources; No Representations

The communication furnished herewith has been prepared for use by Colombier and PublicSq. in connection with the Proposed Transaction. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of Colombier derived entirely from Colombier and all information relating to the business, past performance, results of operations and financial condition of PublicSq. derived entirely from PublicSq. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of the communication. To the fullest extent permitted by law in no circumstances will Colombier or PublicSq., or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the this communication (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of PublicSq. has been derived, directly or indirectly, exclusively from PublicSq. and has not been independently verified by Colombier. Neither the independent auditors of Colombier nor the independent auditors of or PublicSq. audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in the communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of the communication.

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